Exhibit 99.3

Management’s discussion and analysis
(“MD&A”) – November 12, 2014

OVERVIEW

The following discussion and analysis is a review of the financial condition and results of operations of Just Energy Group Inc. (“JE” or “Just Energy” or the “Company”) for the three and six months ended September 30, 2014, and has been prepared with all information available up to and including November 12, 2014. This analysis should be read in conjunction with the unaudited consolidated financial statements of the Company for the three and six months ended September 30, 2014. The financial information contained herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are expressed in Canadian dollars. Quarterly reports, the annual report and supplementary information can be found on Just Energy’s corporate website at www.justenergygroup.com. Additional information can be found on SEDAR at www.sedar.com or at the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Just Energy is a corporation established under the laws of Canada and holds securities and distributes the income of its directly and indirectly owned operating subsidiaries and affiliates. Just Energy’s business involves the sale of energy management solutions including natural gas and/or electricity contracts to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts. Just Energy markets its gas and electricity contracts in Canada, the United States and the United Kingdom, under the following trade names: Just Energy, Hudson Energy, Commerce Energy, Smart Prepaid Electric, Amigo Energy, Tara Energy, TerraPass and Green Star Energy. By fixing the price of natural gas and electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy offsets its customers’ exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

Just Energy also offers green products through its JustGreen program and conservation solutions through smart thermostats. The JustGreen electricity product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The JustGreen gas product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.

Smart thermostats are offered as a bundled product with commodity contracts as well as a stand-alone unit. The smart thermostats are manufactured and distributed by ecobee Inc. (“ecobee”), a company in which Just Energy holds a 12% equity interest.

Just Energy markets its product offerings through a number of sales channels including door-to-door marketing, broker and affinity relationships, and online marketing. The online marketing of gas and electricity contracts is primarily conducted through Just Ventures LLC and Just Ventures L.P. (collectively, “Just Ventures”), a joint venture in which Just Energy holds a 50% equity interest.

Included in this MD&A is an analysis of the above operations. As at September 30, 2014, Just Energy’s subsidiaries, National Energy Corporation, operating as National Home Services (“NHS”) and Hudson Energy Solar Corp. and its subsidiaries (“HES”) were under agreement for sale and as a result, both have been classified as discontinued operations and the financial results from operations for prior periods have been restated to reflect results from continuing and discontinued operations for comparative purposes. On June 4, 2014, a purchase and sales agreement for NHS was executed with closing expected prior to December 31, 2014. On November 5, 2014, Just Energy announced the closing of the sale of HES to a partnership between TerraForm Power Inc. and SunEdison, Inc., a leading global solar technology manufacturer and provider of solar energy services. Terra Grain Fuels (“TGF”) was available for sale in fiscal 2014, with its sale being completed on December 24, 2013. As a result, up to December 24, 2013, the date of sale, TGF was also classified as discontinued operations.

FORWARD-LOOKING INFORMATION

This MD&A contains certain forward-looking information pertaining to customer additions and renewals, customer consumption levels, EBITDA, Base EBITDA, Funds from Operations, Base Funds from Operations and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, extreme weather conditions, rates of customer additions and renewals, customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, decisions by regulatory authorities, competition, the results of litigation, and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels are included in the May 28, 2014 Annual Information Form and other reports on file with security regulatory authorities, which can be accessed on our corporate website at www.justenergygroup.com, or through the SEDAR website at www.sedar.com or at the U.S. Securities and Exchange Commission’s website at www.sec.gov.

KEY TERMS

“$100m convertible debentures” refers to the $100 million in convertible debentures issued by the Company to finance the purchase of Fulcrum Retail Holdings, LLC, effective October 1, 2011. See “Debt and financing for continuing operations” on page 26 for further details.

“$330m convertible debentures” refers to the $330 million in convertible debentures issued by Just Energy to finance the purchase of Hudson Energy Services, LLC, effective May 1, 2010. See “Debt and financing for continuing operations” on page 26 for further details.

“$150m convertible bonds” refers to the US$150 million in convertible bonds issued in January 2014.  Net proceeds were used to redeem Just Energy’s outstanding $90 million convertible debentures on March 19, 2014 and pay down Just Energy’s line of credit. See “Debt and financing for continuing operations” on page 26 for further details.

“attrition” means customers whose contracts were terminated prior to the end of the term either at the option of the customer or by Just Energy.

“customer” does not refer to an individual customer but instead an RCE (see Key Term below).

“failed to renew” means customers who did not renew expiring contracts at the end of their term.

“gross margin per RCE” refers to the energy gross margin realized on Just Energy’s customer base, including gains/losses from the sale of excess commodity supply.

“LDC” means a local distribution company; the natural gas or electricity distributor for a regulatory or governmentally defined geographic area.

“RCE” means residential customer equivalent, which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis and, as regards electricity, 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario, Canada.

NON-IFRS FINANCIAL MEASURES

Just Energy’s consolidated financial statements are prepared in compliance with IFRS. All non-IFRS financial measures do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers.

EBITDA

“EBITDA” refers to earnings before finance costs, taxes, depreciation and amortization. This is a non-IFRS measure that reflects the pre-tax profitability of the business.

BASE EBITDA

“Base EBITDA” refers to EBITDA adjusted to exclude the impact of mark to market gains (losses) arising from IFRS requirements for derivative financial instruments on future supply positions as well as reflecting an adjustment for share-based compensation. This measure reflects operational profitability as the non-cash share-based compensation expense is treated as an equity issuance for the purpose of this calculation, as it will be settled in shares and the mark to market gains (losses) are associated with supply already sold in the future at fixed prices.

Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under current IFRS, the customer contracts are not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing. Management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance of Just Energy and management has therefore excluded it from the Base EBITDA calculation.

FUNDS FROM OPERATIONS

“Funds from Operations” refers to the cash flow generated by operations. Funds from Operations is calculated by Just Energy as gross margin adjusted for cash items including administrative expenses, selling and marketing expenses, bad debt expenses, finance costs, corporate taxes, capital taxes and other cash items. Funds from Operations also includes a seasonal adjustment for the gas markets in Ontario, Quebec, Manitoba and Michigan in order to include cash received from LDCs for gas not yet consumed by end customers.

BASE FUNDS FROM OPERATIONS/BASE FFO

“Base Funds from Operations” or “Base FFO” refers to the Funds from Operations reduced by capital expenditures purchased to maintain productive capacity. Capital expenditures to maintain productive capacity represent the capital spend relating to capital assets and a portion of investment relating to contract initiation costs.

EMBEDDED GROSS MARGIN

“Embedded gross margin” is a rolling five-year measure of management’s estimate of future contracted energy gross margin. The energy marketing embedded gross margin is the difference between existing energy customer contract prices and the cost of supply for the remainder of the term, with appropriate assumptions for customer attrition and renewals. It is assumed that expiring contracts will be renewed at target margin renewal rates.

Embedded gross margin indicates the margin expected to be realized from existing customers. It is intended only as a directional measure for future gross margin.  It is not discounted to present value nor is it intended to take into account administrative and other costs necessary to realize this margin.

Financial highlights
For the three months ended September 30
(thousands of dollars, except where indicated and per share amounts)
	Fiscal 2015		Fiscal 2014
		% increase
		(decrease)
Sales	$918,260	10%	$833,710
Gross margin	132,515	17%	113,515
Administrative expenses	38,246	30%	29,354
Selling and marketing expenses	53,088	13%	46,805
Finance costs	18,700	13%	16,600
Loss from continuing operations1	(94,255)	NMF 3	(111,810)
Profit (loss) from discontinued operations	(40,901)	NMF 3	1,578
Loss1	(135,156)	NMF 3	(110,232)
Loss per share from continuing operations available to shareholders - basic	(0.67)		(0.79)
Loss per share from continuing operations available to shareholders - diluted	(0.67)		(0.79)
Dividends/distributions	18,622	(40)%	30,850
Base EBITDA from continuing operations2	31,734	12%	28,257
Base Funds from continuing operations2	23,756	1%	23,472
Payout ratio on Base Funds from continuing operations	78%		131%

For the six months ended September 30
(thousands of dollars, except where indicated and per share amounts)

	Fiscal 2015		Fiscal 2014
		% increase
		(decrease)
Sales	$1,739,309	11%	$1,561,766
Gross margin	255,905	17%	219,449
Administrative expenses	71,262	20%	59,162
Selling and marketing expenses	108,295	11%	97,647
Finance costs	37,471	12%	33,445
Loss from continuing operations1	(139,998)	NMF3	(151,379)
Loss from discontinued operations	(34,072)	NMF3	(665)
Loss1	(174,070)	NMF3	(152,044)
Loss per share from continuing operations available to shareholders - basic	(0.98)		(1.07)
Loss per share from continuing operations available to shareholders -diluted	(0.98)		(1.07)
Dividends/distributions	49,555	(20)%	61,606
Base EBITDA from continuing operations2	61,920	26%	48,981
Base Funds from continuing operations2	39,346	16%	33,871
Payout ratio on Base Funds from continuing operations	126%		182%
Embedded gross margin2	1,755,200	7%	1,637,200
Total customers (RCEs)	4,604,000	7%	4,322,000
1Profit (loss) for the year includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.
2See  “Non-IFRS financial measures” on page 2.
3Not a meaningful figure.

Continuing operations

CONSUMER DIVISION

The sale of gas and electricity to customers with annual consumption equivalent to 15 RCEs and less is undertaken by the Consumer division. Marketing of the energy products of this division is primarily done door-to-door through independent contractors, online marketing and telemarketing efforts. Approximately 42% of Just Energy’s customer base resides within the Consumer division, which is currently focused on longer-term price-protected and variable rate offerings of commodity products as well as JustGreen. To the extent that certain markets are better served by shorter-term or enhanced variable rate products, the Consumer division’s sales channels also offer these products. In addition, the Consumer division has commenced marketing smart thermostats in Ontario and Texas, offering thermostats as a standalone unit or bundled with certain commodity products.

COMMERCIAL DIVISION

Customers with annual consumption over 15 RCEs are served by the Commercial division.  These sales are made through three main channels: sales through the broker channel using the commercial platform; door-to-door commercial independent contractors; and inside commercial sales representatives. Commercial customers make up approximately 58% of Just Energy’s customer base. Products offered to commercial customers can range from standard fixed-price offerings to “one off” offerings, which are tailored to meet the customer’s specific needs. These products can be either fixed or floating rate or a blend of the two, and normally have terms of less than five years. Gross margin per RCE for this division is lower than consumer margins but customer aggregation costs and ongoing customer care costs per RCE are lower as well. Commercial customers have significantly lower attrition rates than those of consumer customers.

ABOUT THE ENERGY MARKETS

NATURAL GAS

Just Energy offers natural gas customers a variety of products ranging from month-to-month variable-price offerings to five-year fixed-price contracts. For fixed-price contracts, Just Energy purchases gas supply through physical or financial transactions with market counterparts in advance of marketing, based on forecast customer aggregation for residential and small commercial customers. For larger commercial customers, gas supply is generally purchased concurrently with the execution of a contract. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion.

The LDC provides historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the gas portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. To the extent that supply balancing is not fully covered through active management or the options employed, Just Energy’s realized customer gross margin may be reduced or increased depending upon market conditions at the time of balancing.

Ontario, Quebec, Manitoba and Michigan

In Ontario, Quebec, Manitoba and Michigan, the volumes delivered for a customer typically remain constant throughout the year. Just Energy does not recognize sales until the customer actually consumes the gas.  During the winter months, gas is consumed at a rate that is greater than delivery and, in the summer months, deliveries to LDCs exceed customer consumption. Just Energy receives cash from the LDCs as the gas is delivered, which is even throughout the year.

Alberta

In Alberta, the volume of gas delivered is based on the estimated consumption for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash received from customers and the LDC will be higher in the winter months.

Other gas markets

In New York, Illinois, Indiana, Ohio, California, Georgia, New Jersey, Pennsylvania, British Columbia, Saskatchewan and the United Kingdom, the volume of gas delivered is based on the estimated consumption and storage requirements for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash flow received from these states/provinces is greatest during the third and fourth (winter) quarters, as cash is normally received from the LDCs in the same period as customer consumption.

ELECTRICITY

In Ontario, Alberta, New York, Texas, Illinois, Pennsylvania, New Jersey, Maryland, Michigan, California, Ohio, Delaware, Massachusetts and the United Kingdom, Just Energy offers a variety of solutions to its electricity customers, including fixed-price and variable-price products on both short-term and longer-term electricity contracts. Some of these products provide customers with price-protection programs for the majority of their electricity requirements. Just Energy uses historical usage data for all enrolled customers to predict future customer consumption and to help with long-term supply procurement decisions.

Just Energy purchases power supply through physical or financial transactions with market counterparties in advance of marketing to residential and small commercial customers based on forecast customer aggregation. Power supply is generally purchased concurrently with the execution of a contract for larger commercial customers. The LDC provides historical customer usage, which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the power portfolio, which involves, but is not limited to the purchase of options including weather derivatives.

The Company’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. In certain markets, to the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for excess or short supply caused by fluctuations in customer usage. To the extent that supply balancing is not fully covered through customer pass-throughs or active management or the options employed, Just Energy’s customer gross margin may be impacted depending upon market conditions at the time of balancing.

JUSTGREEN

Customers also have the ability to choose an appropriate JustGreen program to supplement their electricity and natural gas contracts, providing an effective method to offset their carbon footprint associated with the respective commodity consumption.

JustGreen programs for electricity customers involve the purchase of power from green generators (such as wind, solar, run of the river hydro or biomass) via power purchase agreements and renewable energy certificates. JustGreen programs for gas customers involve the purchase of carbon offsets from carbon capture and reduction projects.

The Company currently sells JustGreen gas in the eligible markets of Ontario, British Columbia, Alberta, Saskatchewan, Michigan, New York, Ohio, Illinois, New Jersey, Maryland, Pennsylvania and California. JustGreen electricity is sold in Ontario, Alberta, New York, Texas, Maryland, Massachusetts, Ohio and Pennsylvania. Of all consumer customers who contracted with Just Energy in the past year, 31% took JustGreen for some or all of their energy needs. On average, these customers elected to purchase 87% of their consumption as green supply. For comparison, as reported in the second quarter of fiscal 2014, 27% of consumer customers who contracted with Just Energy chose to include JustGreen for an average of 84% of their consumption. Overall, JustGreen now makes up 13% of the Consumer gas portfolio, compared with 9% a year ago. JustGreen makes up 21% of the Consumer electricity portfolio, up from 18% a year ago.

Discontinued operations

HOME SERVICES DIVISION

In June 2014, Just Energy announced an agreement to sell the shares of NHS to Reliance Comfort Limited Partnership (“Reliance”). NHS provides Ontario and Quebec residential customers with a long-term water heater, furnace and air conditioning rental, offering high efficiency conventional and power vented tank and tankless water heaters and high efficiency furnaces and air conditioners. The agreement provides for a selling price of $505 million subject to certain potential adjustments at closing including working capital balances. Additionally, as conditions of closing, Just Energy must repay all outstanding NHS borrowings and pay out the remainder interest in a royalty agreement. The sale is contingent upon approval from the Canadian Competition Bureau and consents of Just Energy lenders. Just Energy is optimistic that it will close prior to December 31, 2014. See page 25 for more information on the financial results of the Home Services division.

COMMERCIAL SOLAR DIVISION

On November 5, 2014, Just Energy announced that it has closed the sale of its shares of HES, its commercial solar development business, to a leading global energy company. The purchase price paid will allow the assumption or repayment by the purchaser of approximately US$33 million in outstanding debt plus the payment of approximately US$23 million cash at closing. After deducting certain transaction costs, the net proceeds will be used for general corporate purposes, including reducing the balance on Just Energy’s revolving credit facility. See page 25 for more information on the financial results of the Commercial Solar division.

ETHANOL DIVISION

Just Energy’s sale of Terra Grain Fuels closed on December 24, 2013. TGF is an ethanol plant located in Belle Plaine, Saskatchewan that produces wheat-based ethanol and high protein distillers’ dried grain (“DDG”). TGF was indirectly acquired in 2009 as part of the acquisition of Universal Energy Group Ltd.

EBITDA
For the three months ended September 30
(thousands of dollars)
	Fiscal 2015	Fiscal 2014
Reconciliation to interim condensed consolidated statements of income (loss)
Loss for the period from continuing operations	$(94,255)	$(111,810)
Add (subtract):
Finance costs	18,700	16,600
Provision for (recovery of) income taxes	(8,980)	3,903
Amortization	19,327	16,552
Profit attributable to non-controlling interest	(2,518)	(1,080)
EBITDA from continuing operations	$(67,726)	$(75,835)
Add:
Change in fair value of derivative instruments	96,733	102,688
Share-based compensation	2,727	1,404
Base EBITDA from continuing operations	$31,734	$28,257

EBITDA
Gross margin per interim condensed consolidated financial statements	$132,515	$113,515
Add (subtract):
Administrative expenses	(38,246)	(29,354)
Selling and marketing expenses	(53,088)	(46,805)
Bad debt expense	(14,018)	(11,863)
Amortization included in cost of sales/selling and
marketing expenses	8,668	3,825
Other income (expense)	(1,579)	19
Profit attributable to non-controlling interest	(2,518)	(1,080)
Base EBITDA from continuing operations	$31,734	$28,257

EBITDA
For the six months ended September 30
(thousands of dollars)
	Fiscal 2015	Fiscal 2014
Reconciliation to consolidated statements of income (loss)
Loss for the period from continuing operations	$(139,998)	$(151,379)
Add (subtract):
Finance costs	37,471	33,445
Provision for (recovery of) income taxes	(3,278)	7,214
Amortization	37,206	33,821
Profit attributable to non-controlling interest	(2,107)	(1,092)
EBITDA from continuing operations	$(70,706)	$(77,991)
Add:
Change in fair value of derivative instruments	128,351	123,809
Share-based compensation	4,275	3,163
Base EBITDA from continuing operations	$61,920	$48,981
EBITDA
Gross margin per consolidated financial statements	$255,905	$219,449
Add (subtract):
Administrative expenses	(71,262)	(59,162)
Selling and marketing expenses	(108,295)	(97,647)
Bad debt expense	(27,046)	(21,675)
Amortization included in cost of sales/selling and marketing expenses	16,157	8,598
Other income (expense)	(1,432)	510
Profit attributable to non-controlling interest	(2,107)	(1,092)
Base EBITDA from continuing operations	$61,920	$48,981

Base EBITDA from continuing operations (“Base EBITDA”) amounted to $31.7 million for the three months ended September 30, 2014, an increase of 12% from $28.3 million in the prior comparable quarter. The increase is attributable to the 17% increase in gross margin, offset by higher operating costs. The increase in gross margin is associated with the 7% increase in customer base, lower electricity balancing costs, a favourable impact from the recovery through fees of certain costs to serve as well as the increase in contribution from the JustGreen product offerings.

Administrative expenses increased by 30% from $29.4 million to $38.2 million. The increase over the prior comparable quarter was due to the growth in operating costs needed to support the growing customer base. These increased costs were anticipated within the Company’s fiscal 2015 guidance. Over and above this, the quarter also includes costs related to the Hurt, et al v. Commerce Energy, Inc. et al (“Hurt litigation”) class action lawsuit. Just Energy disagrees with the verdict and strongly believes it complied with the law and plans on appealing, but has expensed an amount for related current and anticipated future legal costs and has taken a provision against any eventual award. These expenses added approximately $4 million to the second quarter administrative costs.

Selling and marketing expenses for the three months ended September 30, 2014 were $53.1 million, a 13% increase from $46.8 million reported in the prior comparable quarter. This increase is attributable to the 9% increase in gross customer additions during the period as well as the amortization of contract initiation costs for customer aggregation in past periods and higher residual commission.

Bad debt expense was $14.0 million for the three months ended September 30, 2014, an increase of 18% from $11.9 million recorded for the prior comparable quarter. The increase in bad debt expense is attributable to the 13% increase in revenue in the markets where Just Energy bears credit risk. For the six months ended September 30, 2014, the bad debt expense of $27.0 million represents approximately 2.3% of revenue in the jurisdictions where the Company bears the credit risk, up from the 2.1% of revenue reported for the six months ended September 30, 2013, both of which are well within management’s targeted range of 2% to 3%.

For the six months ended September 30, 2014, Base EBITDA from continuing operations amounted to $61.9 million, an increase of 26% from $49.0 million in the prior comparable period. For the current six-month period, gross margin increased by 17% . For the six months ended September 30, 2014, administrative costs increased by 20% compared to the same period last year, from $59.2 million to $71.3  million. In addition, for the six months ended September 30, 2014, selling and marketing costs increased by 11% compared to the same period last year from $97.6 million to $108.3 million.

For more information on the changes in the results from operations, please refer to “Gross margin” on page 19 and “Administrative expenses”, “Selling and marketing expenses”, “Bad debt expense” and “Finance costs”, which are further clarified on pages 21 through 24.

EMBEDDED GROSS MARGIN
Management's estimate of the future embedded gross margin is as follows:
(millions of dollars)

	As at	As at	Sept vs.	As at	2014 vs.
	Sept. 30,	June 30,	June	Sept. 30,	2013
	2014	2014	variance	2013	variance
Energy marketing	$1,755.2	$1,685.6	4%	$1,637.2	7%

Management’s estimate of the embedded gross margin within its customer contracts amounted to $1,755.2 million as of September 30, 2014, an increase of 4% compared to embedded gross margin as of June 30, 2014. The strengthening of the U.S. dollar against the Canadian dollar during the quarter resulted in an increase of $59.4 million in embedded gross margin when the U.S. future gross margin is stated in Canadian dollars.

Embedded gross margin indicates the margin expected to be realized from existing customers. It is intended only as a directional measure for future gross margin. It is not discounted to present value nor is it intended to take into account administrative and other costs necessary to realize this margin. As our mix of customers continues to reflect a higher proportion of Commercial volume the embedded gross margin will grow at a slower pace than customer growth; however, the underlying costs necessary to realize this margin will also decline.

Funds from Operations
For the three months ended September 30
(thousands of dollars)
	Fiscal 2015	Fiscal 2014
Cash inflow from operations	$24,186	$17,243
Add (subtract):
Changes in non-cash working capital	19,973	25,030
Cash flows used in operating activities of discontinued operations	(11,879)	(14,060)
Losses attributable to non-controlling interest	(2,518)	(1,080)
Tax adjustment	(2,435)	(485)
Funds from continuing operations	$27,327	$26,648
Less: maintenance capital expenditures	(3,571)	(3,176)
Base Funds from continuing operations	$23,756	$23,472
Base Funds from Operations
Gross margin from interim condensed consolidated financial statements	$132,515	$113,515
Add (subtract):
Adjustment required to reflect net cash receipts from gas sales	13,635	12,319
Administrative expenses	(38,246)	(29,354)
Selling and marketing expenses	(53,088)	(46,805)
Bad debt expense	(14,018)	(11,863)
Current income tax provision	(3,076)	(354)
Amortization included in cost of sales/selling and marketing expenses	8,668	3,825
Other income (expenses)	(1,579)	19
Financing charges, non-cash	3,789	3,086
Finance costs	(18,700)	(16,600)
Other non-cash adjustments	(2,573)	(1,140)
Funds from continuing operations	$27,327	$26,648
Less: maintenance capital expenditures	(3,571)	(3,176)
Base Funds from continuing operations	$23,756	$23,472
Base Funds from continuing operations payout ratio	78%	131%
Dividends/distributions
Dividends	$18,148	$29,987
Distributions for share-based awards	474	863
Total dividends/distributions	$18,622	$30,850

Funds from Operations
For the six months ended September 30
(thousands of dollars)
	Fiscal 2015	Fiscal 2014
Cash inflow from continuing operations	$13,926	$38,617
Add (subtract):
Changes in non-cash working capital	50,424	9,251
Cash flows used in operating activities of discontinued operations	(13,360)	(6,982)
Losses atributable to non-controlling interest	(2,107)	(1,092)
Tax adjustment	(1,600)	(134)
Funds from continuing operations	$47,283	$39,660
Less: maintenance capital expenditures	(7,937)	(5,789)
Base Funds from continuing operations	$39,346	$33,871
Base Funds from continuing operations
Gross margin from consolidated financial statements	$255,905	$219,449
Add (subtract):
Adjustment required to reflect net cash receipts from gas sales	19,164	18,162
Administrative expenses	(71,262)	(59,162)
Selling and marketing expenses	(108,295)	(97,647)
Bad debt expense	(27,046)	(21,675)
Current income tax provision	(3,711)	(315)
Amortization included in cost of sales/selling and marketing expenses	16,157	8,598
Other income	(1,432)	510
Financing charges, non-cash	7,496	6,397
Finance costs	(37,471)	(33,445)
Other non-cash adjustments	(2,222)	(1,212)
Funds from continuing operations	$47,283	$39,660
Less: maintenance capital expenditures	(7,937)	(5,789)
Base Funds from continuing operations	$39,346	$33,871
Base Funds from continuing operations payout ratio	126%	182%
Dividends/distributions
Dividends	$48,385	$59,860
Distributions for share-based awards	1,170	1,746
Total dividends/distributions	$49,555	$61,606

Funds from continuing operations represents the cash generated from Just Energy’s ongoing operations and excludes the Home Services and Commercial Solar divisions as both are classified as discontinued operations.

Base Funds from continuing operations, for the three months ended September 30, 2014, were $23.8 million, an increase of 1% compared with Base FFO of $23.5 million for the three months ended September 30, 2014. Base EBITDA increased 12% in the period (including the $4.0 million cost related to the Hurt litigation). Base FFO increased by a lower percentage due to an increase of $2.7 million in current income tax and an additional $1.4 million in cash-based finance costs (interest). The increase in income tax expense relates to the combined results of audits for past periods and management anticipates that cash tax payable on continuing operations will be nominal for the remainder of the current fiscal year.

For the six months ended September 30, 2014, Base Funds from continuing operations was $39.3 million, an increase of 16% from the prior comparable period where Funds from continuing operations was $33.9 million. The 16% increase reflects an increase in Base EBITDA of 26% being partially offset by higher income tax and finance costs.

The payout ratio on Base Funds from continuing operations was 78% for the three months ended September 30, 2014, compared to 131% in the prior comparable period. For the six months ended September 30, 2014, the payout ratio was 126% compared with 182% in the prior comparable period. The first and second quarters are traditionally the lowest cash quarters and therefore result in the highest payout ratios. The pro forma payout ratio based on the current $0.50 dividend rate would have been 79% for the last 12 months.

Summary of quarterly results for continuing operations
(thousands of dollars, except per share amounts)
	Q2	Q1	Q4	Q3
	Fiscal 2015	Fiscal 2015	Fiscal 2014	Fiscal 2014
Sales	$918,260	$821,049	$1,132,750	$840,098
Gross margin	132,515	123,390	137,466	148,616
Administrative expenses	38,246	33,016	28,517	29,034
Selling and marketing expenses	53,088	55,207	46,870	45,373
Finance costs	18,700	18,771	19,191	16,805
Profit (loss) for the period from continuing operations	(94,255)	(45,743)	154,868	167,077
Profit (loss) for the period	(135,156)	(38,914)	109,377	179,608
Profit (loss) for the period from continuing operations per share – basic	(0.67)	(0.32)	1.06	1.15
Profit (loss) for the period from continuing operations per share – diluted	(0.67)	(0.32)	0.91	0.99
Dividends/distributions paid	18,622	30,933	30,932	30,891
Base EBITDA from continuing operations	31,734	30,186	56,117	62,130
Base Funds from continuing operations	23,756	15,590	16,891	37,380
Payout ratio on Base Funds from continuing operations	78%	198%	183%	83%

	Q2	Q1	Q4	Q3
	Fiscal 2014	Fiscal 2014	Fiscal 2013	Fiscal 2013
Sales	$833,710	$728,056	$886,827	$723,335
Gross margin	113,515	105,934	141,837	130,225
Administrative expenses	29,354	29,808	30,975	29,108
Selling and marketing expenses	46,805	50,842	51,182	51,276
Finance costs	16,600	16,845	15,901	13,978
Profit (loss) for the period from continuing operations	(111,810)	(39,569)	202,387	46,479
Profit (loss) for the period	(110,232)	(41,812)	135,895	39,530
Profit (loss) for the period from continuing operations per share – basic	(0.79)	(0.28)	1.43	0.33
Profit (loss) for the period from continuing operations per share – diluted	(0.79)	(0.28)	1.22	0.31
Dividends/distributions paid	30,850	30,756	44,965	44,636
Base EBITDA from continuing operations	28,257	20,724	59,041	49,158
Base Funds from continuing operations	23,472	10,399	40,961	33,987
Payout ratio on Base Funds from continuing operations	131%	296%	110%	131%

Just Energy’s results reflect seasonality, as electricity consumption is slightly greater in the first and second quarters (summer quarters) and gas consumption is significantly greater during the third and fourth quarters (winter quarters). While quarter over quarter comparisons are relevant, sequential quarters will vary materially. The main impact of this will be higher Base EBITDA and Base Funds from Operations and lower payout ratios in the third and fourth quarters (assuming consumption based on normal winter weather) and lower Base EBITDA and Base Funds from Operations and higher payout ratios in the first and second quarters. This impact is lessening as current net customer additions are concentrated in electricity, which traditionally experiences less seasonality than natural gas.

ANALYSIS OF THE SECOND QUARTER

Sales increased by 10% to $918.3 million from $833.7 million. The Consumer division’s sales increased by 7% despite a slight decrease in the customer base primarily as a result of higher revenue per customer. The Commercial division’s sales  increased by 13% as a result of 13% growth in customer base. Gross margin was $132.5 million, an increase of 17% from the prior comparable quarter. The Consumer and Commercial divisions contributed increases of 13% and 27%, respectively, over their results in the prior comparable quarter. The increase in gross margin is associated with the 7% increase in customer base, lower electricity balancing costs, a favourable impact from the recovery through fees of certain costs to serve as well as the increase in contribution from the JustGreen product offerings.

Administrative expenses increased by 30% from $29.4 million to $38.2 million. The increase over the prior comparable quarter was due to the growth in operating costs to support the growing customer base. These increased costs were anticipated within the Company’s fiscal 2015 guidance. Also contributing to the increase in administrative expenses were legal costs of approximately $4 million representing current and future legal fees to defend our position and appeal the decision reached in the Hurt litigation and a provision against the possibility of an eventual judgment.

Selling and marketing expenses for the three months ended September 30, 2014 were $53.1 million, a 13% increase from $46.8 million reported in the prior comparable quarter. This increase is attributable to the 9% increase in gross customer additions during the period, higher amortization of contract initiation costs for customers aggregated in past periods and higher residual commission payments for the growing customer base.

Finance costs for the three months ended September 30, 2014 amounted to $18.7 million, an increase of 13% from $16.6 million reported for the three months ended September 30, 2013. The increase in the current period is a result of the higher borrowing costs on the issuance of the $150m convertible bonds within the past year, offset by the redemption of the $90m convertible debentures in March 2014. Finance costs were down fractionally from the first quarter of fiscal 2015.

The change in fair value of derivative instruments was negative, resulting in a loss of $96.7 million for the current quarter, as market prices relative to Just Energy’s future electricity supply contracts ended lower by $1.60/MWh while gas increased by $0.56/GJ. The loss from continuing operations for the three month ended September 30, 2014 was $94.3 million, representing a loss per share of $0.67 on a basic and diluted basis. For the prior comparable quarter, the loss from continuing operations was $111.8 million, representing a loss per share of $0.79 on a basic and diluted basis. The second quarter of fiscal 2014 also saw a decline in prices related to future supply. The adjustment to fair value of derivative instruments resulted in a loss of $102.7 million. The fair value of derivative instruments represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers in the future at fixed prices, minimizing any impact of mark to market gains or losses.

Dividends/distributions paid were $18.6 million, a decrease of 40% over the prior comparable period based on an annual dividend rate decrease from $0.84 to $0.50 per share effective July 1, 2014.

Segmented Base EBITDA1
For the three months ended September 30
(thousands of dollars)			Fiscal 2015

	Consumer	Commercial
	division	division	Consolidated
Sales	$465,081	$453,179	$918,260
Cost of sales	(374,136)	(411,609)	(785,745)
Gross margin	90,945	41,570	132,515
Add (subtract):
Administrative expenses	(29,145)	(9,101)	(38,246)
Selling and marketing expenses	(31,804)	(21,284)	(53,088)
Bad debt expense	(10,509)	(3,509)	(14,018)
Amortization included in cost of sales/selling and marketing expenses	-	8,668	8,668
Other income (expenses)	(100)	(1,479)	(1,579)
Profit attributable to non-controlling interest	(2,518)	-	(2,518)
Base EBITDA from continuing operations	$16,869	$14,865	$31,734

			Fiscal 2014

	Consumer	Commercial
	division	division	Consolidated
Sales	$433,873	$399,837	$833,710
Cost of sales	(353,108)	(367,087)	(720,195)
Gross margin	80,765	32,750	113,515
Add (subtract):
Administrative expenses	(21,613)	(7,741)	(29,354)
Selling and marketing expenses	(35,383)	(11,422)	(46,805)
Bad debt expense	(9,439)	(2,424)	(11,863)
Amortization included in cost of sales/selling and marketing expenses	-	3,825	3,825
Other income (expenses)	108	(89)	19
Profit attributable to non-controlling interest	(1,080)	-	(1,080)
Base EBITDA from continuing operations	$13,358	$14,899	$28,257
1The segment definitions are provided on page 9.

Segmented Base EBITDA1
For the six months ended September 30
(thousands of dollars)
		Fiscal 2015

	Consumer	Commercial
	division	division	Consolidated
Sales	$896,050	$843,259	$1,739,309
Cost of sales	(715,308)	(768,096)	(1,483,404)
Gross margin	180,742	75,163	255,905
Add (subtract):
Administrative expenses	(53,825)	(17,437)	(71,262)
Selling and marketing expenses	(64,429)	(43,866)	(108,295)
Bad debt expense	(21,017)	(6,029)	(27,046)
Amortization included in cost of sales/selling and marketing expenses	-	16,157	16,157
Other income (expenses)	132	(1,564)	(1,432)
Profit attributable to non-controlling interest	(2,107)	-	(2,107)
Base EBITDA from continuing operations	$39,496	$22,424	$61,920

		Fiscal 2014

	Consumer	Commercial
	division	division	Consolidated
Sales	$847,192	$714,574	$1,561,766
Cost of sales	(696,111)	(646,206)	(1,342,317)
Gross margin	151,081	68,368	219,449
Add (subtract):
Administrative expenses	(43,953)	(15,209)	(59,162)
Selling and marketing expenses	(69,136)	(28,511)	(97,647)
Bad debt expense	(17,003)	(4,672)	(21,675)
Amortization included in cost of sales/selling and marketing expenses	-	8,598	8,598
Other income (expenses)	668	(158)	510
Profit attributable to non-controlling interest	(1,092)	-	(1,092)
Base EBITDA from continuing operations	$20,565	$28,416	$48,981
1The segment definitions are provided on page 9.

Base EBITDA from continuing operations amounted to $31.7 million for the three months September 30, 2014, an increase of 12% from $28.3 million in the prior comparable quarter. The Consumer division contributed $16.9 million to Base EBITDA from continuing operations for the three months ended September 30, 2014, an increase of 26% from $13.4 million reported for the three months ended September 30, 2013. The increase was primarily a result of a 13% increase in gross margin being partially offset by higher administrative expenses including approximately $4.0 million in legal costs and provisions for the Hurt litigation.  The Commercial division contributed $14.9 million to Base EBITDA from continuing operations, unchanged from the prior comparable quarter.

For the six months ended September 30, 2014, Base EBITDA was $61.9 million, an increase of 26% from $49.0 million recorded in the prior comparable period. The Consumer division contributed $39.5 million to Base EBITDA from continuing operations for the six months ended September 30, 2014, an increase of 92% from $20.6 million reported for the six months ended September 30, 2013. The increase was primarily a result of a 20% increase in gross margin and lower selling and marketing costs.

The Commercial division contributed $22.4 million to Base EBITDA, a 21% decrease from the prior comparable period when the segment contributed $28.4 million. The decrease reflects a 10% increase in gross margin being offset largely by a 54% increase in selling and marketing expenses. Growth in selling and marketing expenses will continue to exceed commercial margin growth in coming periods as a result of higher residual commission payments resulting from past growth in customer base.

Customer aggregation
	July 1,			Failed to	Sept. 30,	% increase	Sept. 30,	% increase
	2014	Additions	Attrition	renew	2014	(decrease)	2013	(decrease)
Consumer Energy
Gas	734,000	46,000	(42,000)	(11,000)	727,000	(1)%	771,000	(6)%
Electricity	1,208,000	128,000	(91,000)	(25,000)	1,220,000	1%	1,206,000	1%
Total Consumer RCEs	1,942,000	174,000	(133,000)	(36,000)	1,947,000	0%	1,977,000	(2)%
Commercial Energy
Gas	204,000	15,000	(3,000)	(8,000)	208,000	2%	205,000	1%
Electricity	2,391,000	165,000	(43,000)	(64,000)	2,449,000	2%	2,140,000	14%
Total Commercial RCEs	2,595,000	180,000	(46,000)	(72,000)	2,657,000	2%	2,345,000	13%
Total RCEs	4,537,000	354,000	(179,000)	(108,000)	4,604,000	1%	4,322,000	7%

Gross customer additions for the three months ended September 30, 2014 were 354,000 , an increase of 9% from 324,000 customers added in the second quarter of fiscal 2014. For the six months ended September 30, 2014, gross customer additions amounted to 795,000, an increase of 16% from the 688,000 gross customer additions reported in the first six months of fiscal 2014.

Net additions were 67,000 for the second quarter of fiscal 2015, up 235% from 20,000 net customer additions in the second quarter of fiscal 2014. The increase in net additions was largely a result of strong performance in the Commercial division. For the six months ended September 30, 2014, net customer additions were 194,000, an increase of 94% from the 100,000 net customer additions during the first half of fiscal 2014. The total net additions of 194,000 reported for the first half of fiscal 2015 has already surpassed the 188,000 net additions reported for all of fiscal 2014.

Consumer customer additions amounted to 174,000 for the second quarter of fiscal 2015, a 6% increase from 164,000 gross customer additions recorded in the prior comparable period. Commercial customer additions were 180,000 for the second quarter of fiscal 2015, a 13% increase from 160,000 gross customer additions in the prior comparable quarter. Overall, the Commercial customer base grew 2% in the second quarter of fiscal 2015 while the Consumer customer base was up fractionally. In addition to the customers referenced in the above table, the Consumer Energy customer base also includes 31,000 smart-thermostat customers. The smart thermostats are bundled with a commodity contract and currently offered in Texas and Ontario.

For the three months ended September 30, 2014, 22% of total Consumer and Commercial Energy marketing customer additions were generated from door-to-door sales, 46% from commercial brokers and 32% through online and other non-door-to-door sales channels. In the prior comparable period, 31% of new customers were generated using door-to-door sales channels.

As of September 30, 2014, the U.S., Canadian and U.K. segments accounted for 72%, 25% and 3% of the customer base, respectively. At September 30, 2013, the U.S., Canadian and U.K. segments represented 73%, 26% and 1% of the customer base, respectively.

ATTRITION
	Trailing	Trailing
	12-months	12-months
	ended	ended
	Sept. 30, 2014	Sept. 30, 2013

Consumer	27%	24%
Commercial	6%	4%
Total attrition	15%	13%

The combined attrition rate for Just Energy was 15% for the trailing 12 months ended September 30, 2014, an increase from the 13% overall rate reported a year prior. The rate decreased 1% from the 16% reported in the first quarter of fiscal 2015. The attrition in the Consumer division’s markets increased from 24% to 27% from a year earlier, but was a slight decrease from the 28% attrition reported for the first quarter of fiscal 2015. This increase from the prior year was primarily the result of the Company’s growth being concentrated in U.S. electricity markets such as Texas and the northeast states that typically experience higher attrition due to heavy competition. The attrition levels for the trailing 12 months ended September 30, 2014 for the Commercial division increased to 6% from 4% a year earlier. Commercial attrition was unchanged from that reported in the first quarter of fiscal 2015. The Company continues to focus on maintaining its profitable customers and ensuring that variable rate customers meet base profitability profiles even if this results in higher attrition.

The Company carefully monitors the levels of customer complaints from its Consumer and Commercial divisions.  The goal is to resolve all complaints registered within five days of receipt.  Our corporate target is to have an outstanding complaint rate less than 0.05% of flowing customers at any time. As of September 30, 2014, the total outstanding ratio was 0.014%.

RENEWALS

	Trailing	Trailing
	12-months	12-months
	ended	ended
	Sept 30, 2014	Sept 30, 2013

Consumer	75%	76%
Commercial	64%	70%
Total renewals	68%	72%

The Just Energy renewal process is a multifaceted program that aims to maximize the number of customers who choose to renew their contract prior to the end of their existing contract term. Efforts begin up to 15 months in advance, allowing a customer to renew for an additional period. Overall, the renewal rate was 68% for the trailing 12 months ended September 30, 2014, compared to a renewal rate of 72% realized a year ago. The renewal rate was up 1% from 67% reported in the first quarter of fiscal 2015. The year over year decline reflected a very competitive market for Commercial renewals and Just Energy’s focus on maintaining average customers’ profitability rather than pursuing low margin growth.

Energy contract renewals
This table shows the percentage of customers up for renewal in each of the following fiscal periods:

	Consumer		Commercial
	Gas	Electricity	Gas	Electricity
Remainder of 2015	9%	10%	16%	15%
2016	18%	30%	31%	35%
2017	14%	19%	19%	22%
2018	23%	19%	19%	17%
Beyond 2018	36%	22%	15%	11%
Total	100%	100%	100%	100%
Note: All month-to-month customers, which represent 531,000 RCEs, are excluded from the table above.

GROSS MARGIN
For the three months ended September 30
(thousands of dollars)
			Fiscal 2015			Fiscal 2014
	Consumer	Commercial	Total	Consumer	Commercial	Total
Gas	$15,045	$3,711	$18,756	$10,570	$299	10,869
Electricity	75,900	37,859	113,759	70,195	32,451	102,646
	$90,945	$41,570	$132,515	$80,765	$32,750	$113,515
Increase	13%	27%	17%

For the six months ended September 30
(thousands of dollars)

	Fiscal 2015			Fiscal 2014
	Consumer	Commercial	Total	Consumer	Commercial	Total
Gas	$39,956	$9,828	$49,784	$25,355	$6,343	$31,698
Electricity	140,786	65,335	206,121	125,726	62,025	187,751
	$180,742	$75,163	$255,905	$151,081	$68,368	$219,449
Increase	20%	10%	17%

CONSUMER ENERGY

Gross margin for the Consumer division was $90.9 million, an increase of 13% from the $80.8 million recorded in the prior comparable quarter. The gross margin for gas and electricity increased by 42% and 8% , respectively.

For the six months ended September 30, 2014, gross margin for the Consumer division was $180.7 million, an increase of 20% from $151.1 million recorded for the six months ended September 30, 2013. The gross margin contribution from the gas and electricity markets increased by 58% and 12% respectively.

The Consumer customer base decreased by 2% over the past year but experienced an increase in the GM/RCE contribution. Average realized gross margin for the Consumer division after all balancing costs for the rolling 12 months ended September 30, 2014 was $176/RCE, representing a 4% increase from $170/RCE reported in the prior comparable quarter. The gross margin/RCE value includes an appropriate allowance for bad debt expense in Illinois, Texas, Georgia, Michigan, Pennsylvania and Massachusetts.

Gas

Gross margin from gas customers in the Consumer division was $15.0 million for the three months ended September 30, 2014, an increase of 42% from $10.6 million recorded in the prior comparable quarter. Gross margin increased despite a 6% decrease in customer base over the past year as a result of the contribution from JustGreen products and the higher gross margin earned on variable rate product offerings.

For the six months ended September 30, 2014, the gross margin contribution from the gas markets increased by 58% over the prior comparable period to $40.0 million primarily as a result of higher margin earned on variable rate products and the higher percentage of consumption coming from JustGreen product offerings.

Electricity

Gross margin from electricity customers in the Consumer division was $75.9 million for the three months ended September 30, 2014, an increase of 8% from $70.2 million recorded in the prior comparable quarter. While the customer base only increased by 1% over the past year, gross margin was favourably impacted by the recovery through fees on certain costs to serve, lower electricity balancing costs, as well as increased contribution from JustGreen product offerings.

For the six months ended September 30, 2014, gross margin from electricity markets increased 12% to $140.8 million. This increase is due to higher fee-based revenue earned, lower electricity balancing costs, higher margin contribution from the JustGreen product offerings and attractive pricing on variable rate products.

COMMERCIAL ENERGY

Gross margin for the Commercial division was $41.6 million, an increase of 27% from the $32.8 million recorded in the prior comparable quarter.

For the six months ended September 30, 2014, gross margin for the Commercial division was $75.2 million, an increase of 10% from $68.4 million recorded for the six months  ended September 30, 2013.

The Commercial customer base increased by 13% during the past year. Average realized gross margin after all balancing costs for the rolling 12 months ended September 30, 2014 was $61/RCE, a decrease from $70/RCE largely due to the impact in the fourth quarter of fiscal 2014 from the volatile supply prices as a result of the extreme weather during the Polar Vortex. The GM/RCE value includes an appropriate allowance for bad debt expense in Illinois, Texas, Georgia, Michigan and California.

Gas

Gas gross margin for the Commercial division was $3.7 million for the three months ended September 30, 2014, up from margin of $0.3 million in the comparable quarter. The increase resulted from the higher consumption, higher margins per unit volume and the inclusion of non-recurring balancing charges in the comparable quarter of fiscal 2014.

For the six months ended September 30, 2014, the gross margin contribution from the gas markets increased by 55% over the prior comparable period to $9.8 million, due to higher margins per unit volume and the inclusion of non-recurring balancing charges in the comparable six month-period.

Electricity

Electricity gross margin for the Commercial division was $37.9 million, an increase of 17% from the $32.5 million recorded in the prior comparable quarter. The increase in gross margin was in line with the 14% increase in the Commercial customer base.

Gross margin for the Commercial electricity markets for the six months ended September 30, 2014 was $65.3 million, an increase of 5% from $62.0 million recorded in the six months ended September 30, 2013. The gross margin growth in the second quarter was offset by compressed margins in the first quarter due to competitive pricing.

Gross margin on new and renewing customers

The table below depicts the annual margins on contracts for Consumer and Commercial customers signed during the quarter. This table reflects the gross margin (sales price less costs of associated supply and allowance for bad debt) earned on new additions and renewals including both the brown commodity and JustGreen supply.

ANNUAL GROSS MARGIN PER CUSTOMER
	Fiscal	Number of	Fiscal	Number of
	2015	customers	2014	customers

Consumer customers added and renewed	$188	275,000	$168	280,000
Consumer customers lost	183	169,000	178	178,000
Commercial customers added and renewed	80	322,000	72	268,000
Commercial customers lost	73	118,000	83	126,000

For the three months ended September 30, 2014 the average gross margin per RCE for the customers added and renewed by the Consumer division was $188/RCE, an increase from $168/RCE in the prior comparable quarter. The average gross margin per RCE for the Consumer customers lost during the second quarter of fiscal 2015 was $183/RCE, compared with $178/RCE in the three months ended September 30, 2013. Higher new customer margins reflect increased JustGreen participation and strong margins on price-protected product offerings.

For the Commercial division, the average gross margin per RCE for the customers signed during the three months ended September 30, 2014 was $80/RCE compared to $72/RCE in the prior comparable quarter. Customers lost through attrition and failure to renew during the three months ended September 30, 2014 were at an average gross margin of $73/RCE, a decrease from $83/RCE reported in the prior comparable period. The Company has pursued a plan where focus in the commercial market will be on higher margin segments while those with traditionally low margins are allowed to attrite.

Overall consolidated results from continuing operations

ADMINISTRATIVE EXPENSES
	Three	Three		Six	Six
	months	months		months	months
	ended	ended		ended	ended
	Sept. 30,	Sept. 30,	%	Sept. 30,	Sept. 30,	%
	2014	2013	increase	2014	2013	increase
Consumer division	$29,145	$21,613	35%	$53,825	$43,953	22%
Commercial division	9,101	7,741	18%	17,437	15,209	15%
Total administrative expenses	$38,246	$29,354	30%	$71,262	$59,162	20%

The guidance provided by management for fiscal 2015 anticipated administrative costs growing more rapidly than margin for the year to support the growing customer base and the expansion of U.K operations. The Consumer division’s administrative expenses were $29.1 million for the three months ended September 30, 2014, an increase of 35% from $21.6 million recorded in the prior comparable quarter. The Commercial division’s administrative expenses were $9.1 million for the second quarter of fiscal 2015, an 18% increase from $7.7 million for the three months ended September 30, 2013.

The 30% overall increase in administrative expenses reflects the 7% increase in customer base as well as additional costs related to legal and regulatory matters. On October 8, 2014, Just Energy announced that a jury in the Federal Court of the Northern District of Ohio reached a verdict supporting the plaintiffs’ class and collective action in the Hurt litigation. Just Energy disagrees with the result and strongly believes it complied with the law and plans on appealing. Over and above the administration cost increase anticipated in the guidance were current and provisioned future legal costs related to the Hurt litigation and a provision against any eventual award. These expenses added approximately $4.0 million to the second quarter administrative costs.

For the six months ended September 30, 2014, the Consumer Energy division’s administrative expenses were $53.8 million, an increase of 22% from $44.0 million in the prior comparable period. The Commercial division’s administrative expenses for the six months ended September 30, 2014 were $17.4 million, an increase of 15% compared to $15.2  million in the prior comparable period.

SELLING AND MARKETING EXPENSES
	Three	Three		Six	Six
	months	months		months	months
	ended	ended	%	ended	ended	%
	Sept. 30,	Sept. 30,	increase	Sept. 30,	Sept. 30,	increase
	2014	2013	(decrease)	2014	2013	(decrease)
Consumer division	$31,804	$35,383	(10)%	$64,429	$69,136	(7)%
Commercial division	21,284	11,422	86%	43,866	28,511	54%
Total selling and marketing expenses	$53,088	$46,805	13%	$108,295	$97,647	11%

Selling and marketing expenses, which consist of commissions paid to independent sales contractors, brokers and independent representatives as well as sales-related corporate costs, were $53.1 million, an increase of 13% from $46.8 million in the second quarter of fiscal 2014.

The selling and marketing expenses for the Consumer division were $31.8 million for the three months ended September 30, 2014, a 10% decrease from the selling and marketing expenses of $35.4 million recorded in the prior comparable quarter due to the higher number of customers added through online sales channels, for which commissions are primarily residual-based rather than paid upfront.

The selling and marketing expenses for the Commercial division were $21.3 million for the three months ended September 30, 2014, an increase of 86% from the selling and marketing expenses of $11.4 million recorded in the prior comparable quarter. Included in the selling and marketing expenses for the Commercial division in the current quarter is amortization of $15.6 million, an increase from $8.4 million recorded in the second quarter of fiscal 2014, representing the portion of the prepaid contract initiation costs which relates to revenue earned in the period. In addition to the higher amortization, selling and marketing expenses increased as a result of the 13% increase in gross customer additions for the Commercial Energy division as well as the increase in residual-based commission payments reflecting the expanding customer base.

For the six months ended September 30, 2014, selling and marketing expenses were $108.3 million, an increase of 11% compared to $97.6 million in the prior comparable period. The Consumer division’s selling and marketing expenses were down 7% to $64.4 million compared to $69.1 million for the six months ended September 30, 2013. Selling and marketing expenses for the Commercial division were $43.9 million for the six months ended September 30, 2014, an increase of 54% compared to $28.5 million in the prior comparable period. The amortization of contract initiation costs were $15.6 million for the six months ended September 30, 2014, an increase of 82% from $8.6 million recorded in the prior comparable period.

The aggregation costs per customer for the last 12 months for consumer customers signed by independent representatives and commercial customers signed by brokers were as follows:

	Fiscal 2015		Fiscal 2014
	Consumer	Commercial	Consumer	Commercial
Natural gas	$163/RCE	$44/RCE	$174/RCE	$34/RCE
Electricity	$132/RCE	$27/RCE	$152/RCE	$32/RCE
Average aggregation costs	$140/RCE	$25/RCE	$160/RCE	$32/RCE

The decline in the per customer aggregation costs for the Consumer division continues a trend of lower costs seen in recent quarters. The Company has focused on increasing sales through lower cost channels and expects that trend to continue.

The aggregation cost per RCE for the Consumer division listed above includes a small but growing proportion of customers generated by affinity and online sales channels where commissions are paid on a residual basis as the customer flows. This would tend to slightly decrease current period average costs but will increase future period average costs in comparison as commissions will be paid on customers that have already been counted in customer aggregation totals.

The $25 average aggregation cost for the Commercial division customers is based on the expected average annual cost for the respective customer contracts. It should be noted that commercial broker contracts are paid further commissions averaging $25 per year for each additional year that the customer flows. Assuming an average life of 2.8 years, this would add approximately $45 (1.8 x $25) to the year’s $25 average aggregation cost reported above. For the prior comparable period, the total aggregation costs of commercial brokers were $32/RCE.

BAD DEBT EXPENSE

In Illinois, Alberta, Texas, Pennsylvania, California, Massachusetts, Michigan and Georgia, Just Energy assumes the credit risk associated with the collection of customer accounts. In addition, for commercial direct-billed accounts in British Columbia, New York and Ontario, Just Energy is responsible for the bad debt risk. Credit review processes have been established to manage the customer default rate. Management factors default from credit risk into its margin expectations for all of the above-noted markets. During the six months ended September 30, 2014, Just Energy was exposed to the risk of bad debt on approximately 68% of its sales.

Bad debt expense is included in the consolidated income statement under other operating expenses. Bad debt expense for the three months ended September 30, 2014 was $14.0 million, an increase of 18% from $11.9 million expensed for the three months ended September 30, 2013.  Management integrates its default rate for bad debts within its margin targets and continuously reviews and monitors the credit approval process to mitigate customer delinquency.

For the six months ended September 30, 2014, the bad debt expense of $27.0 million represents 2.3% of relevant revenue, an increase from the 2.1% of relevant revenue from the prior comparable period which reported $21.7 million of bad debt expense a 25% increase.

Management expects that bad debt expense will remain in the range of 2% to 3% of relevant revenue from markets where the Company bears credit risk. For each of Just Energy’s other markets, the LDCs provide collection services and assume the risk of any bad debt owing from Just Energy’s customers for a regulated fee.

FINANCE COSTS

Total finance costs for the three months ended September 30, 2014 amounted to $18.7 million, an increase of 13% from $16.6 million for the three months ended September 30, 2014 and down slightly from the first quarter of fiscal 2015. For the six months ended September 30, 2014, finance costs were $37.5 million, an increase of 12% from the prior comparable period costs of $33.4 million. The increases over the prior comparable periods are a result of the higher interest costs associated with the issuance of the $150m convertible bonds within the past year offset by the redemption of the $90m convertible debentures in March 2014.

FOREIGN EXCHANGE

Just Energy has an exposure to U.S. dollar exchange rates as a result of its U.S. operations. Any changes in the applicable exchange rate may result in a decrease or increase in other comprehensive income. For the three months ended September 30, 2014, a foreign exchange unrealized gain of $9.7 million was reported in other comprehensive income versus a loss of $7.3 million in the prior comparable quarter. For the six month ended September 30, 2014, a foreign exchange unrealized loss of $0.9 million was recorded compared to the gain of $5.9 million reported for the prior comparable period.

Overall, a stronger U.S. dollar increases the value of U.S. sales and gross margin in Canadian dollars but this is partially offset by higher operating costs denominated in U.S. dollars. Just Energy retains sufficient funds in the U.S. to support ongoing growth and surplus cash is repatriated to Canada. U.S. cross border cash flow is forecast, and hedges for cross border cash flow are put in place quarterly.

PROVISION FOR INCOME TAX
(thousands of dollars)
	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	Sept. 30, 2014	Sept. 30, 2013	Sept. 30, 2014	Sept. 30, 2013

Current income tax expense	$3,076	$354	$3,711	$315
Deferred tax (recovery) provision	(12,056)	3,549	(6,989)	6,899
Provision for (recovery of) income tax	$(8,980)	$3,903	$(3,278)	$7,214

Just Energy recorded a current income tax expense of $3.1 million for the second quarter of fiscal 2015, versus an income tax expense of $0.4 million for the prior comparable quarter.   A current income tax expense of $3.7 million has been recorded for the first six months of fiscal 2015, versus a current income tax expense of $0.3 million in the same period of fiscal 2014. The increase in current income tax expense in the current fiscal period is a result of tax audits related to prior years that were settled in this period, and a one-time tax refund which was received in fiscal 2014 and did not recur in the current fiscal period.

During the first half of fiscal 2015, a deferred tax recovery of $7.0 million has been recorded which is in relation to the pending sale of NHS. In fiscal 2014, a deferred tax expense of $6.9 million was recognized, due to a decline of the cumulative mark to market losses from financial instruments as a result of a change in the fair value of these derivative financial instruments.

Just Energy is taxed as a taxable Canadian corporation. Therefore, the deferred tax asset or liability associated with Canadian assets and liabilities recorded on the consolidated balance sheets as at that date will be realized over time as the temporary differences between the carrying value of assets in the consolidated financial statements and their respective tax bases are realized. Current Canadian income taxes are accrued to the extent that there is taxable income in Just Energy and its underlying corporations. For fiscal 2015, Just Energy’s wholly owned Canadian subsidiaries are subject to a tax rate of approximately 26%.

Under IFRS, Just Energy recognized income tax liabilities and assets based on the estimated tax consequences attributable to the temporary differences between the carrying value of the assets and liabilities on the consolidated financial statements and their respective tax bases, using substantively enacted income tax rates. A deferred tax asset will not be recognized if it is not anticipated that the asset will be realized in the foreseeable future. The effect of a change in the income tax rates used in calculating deferred income tax liabilities and assets is recognized in income during the period in which the change occurs.

Discontinued operations

HOME SERVICES DIVISION

In June 2014, Just Energy announced an agreement to sell the shares of NHS to Reliance. NHS provides Ontario and Quebec residential customers with a long-term water heater, furnace and air conditioning rental, offering high efficiency conventional and power vented tank and tankless water heaters and high efficiency furnaces and air conditioners. The agreement calls for a selling price of $505 million subject to certain potential adjustments at closing including working capital balances. Additionally, as conditions of closing, Just Energy must repay all outstanding NHS borrowings and pay out the remaining interest in a royalty agreement. The sale is contingent upon approval from the Canadian Competition Bureau and consents of Just Energy lenders.

RESULTS OF OPERATIONS

For the three months ended September 30, 2014, NHS had sales of $21.2 million and gross margin of $19.4 million compared to $18.2 million and $14.3 million, respectively, in the prior comparable quarter. The total number of water heater, furnace and air conditioner installs added in the three months ended September 30, 2014 was 5,000 compared with 13,000 in the prior comparable period. The growth in sales reflects the growth in installations over the past year as well as an increase in rental rates. Administrative, selling and operating expenses for the three months ended September 30, 2014 were $14.0 million, compared to $9.5 million in the prior comparable quarter. The increase in administrative costs is primarily related to legal provisions with respect to the potential settlement of outstanding matters in anticipation of the closing of the sale of NHS.

For the six months ended September 30, 2014, NHS had sales of $42.0 million and gross margin of $35.1 million, compared with $35.0 million and $27.3 million, respectively, in the prior comparable period. NHS’s operating loss for the six months ended September 30, 2014 was $8.4 million, compared with a loss of $2.9 million in the prior comparable period. The increase in loss is a result of a $7.5 million increase in the deferred income tax provision for the current period resulting from reallocating tax losses of NHS to Just Energy.

NHS FINANCING

NHS has a long-term financing agreement for the funding of new and existing rental water heater, furnace, air conditioner and thermostat contracts. Pursuant to the agreement, NHS will receive financing of an amount equal to the net present value of the five, seven or ten years (at its option) of monthly rental income, discounted at the agreed upon financing rate of 7.25% to 7.99%, and is required to remit an amount equivalent to the rental stream from customers on the water heater, air conditioner and furnace contracts for the five, seven or ten years, respectively. NHS has provided security over the water heaters, furnace and air conditioner equipment and rental contracts, subject to the financing rental agreement, as collateral for performance of the obligation.

The financing agreement is subject to a holdback provision of 3% to 5%. Once all of the obligations of NHS are satisfied or expired, the remaining funds in the holdback account will immediately be released to NHS. NHS is required to meet a number of non-financial covenants under the agreement and, as at September 30, 2014, all of these covenants had been met.  The current balance under this arrangement is $233.0 million.

NHS assumed debt relating to the acquisition of certain customer contracts. The current related outstanding debt of $27.5 million bears interest at 7.5% to 11.0%, is secured by underlying assets and will be satisfied through blended monthly payments up to August 2022.

As a condition of the sale of NHS, Just Energy must repay all outstanding NHS borrowings.

Commercial Solar (HES)

On November 5, 2014, Just Energy announced the closing of the sale of HES to a partnership between TerraForm Power Inc. and SunEdison, Inc., a leading global solar technology manufacturer and provider of solar energy services. For the three months ended September 30, 2014, sales for HES were $2.0 million, an increase from $1.1 million recorded in the prior comparable quarter.

The operating loss of HES for the three and six months ended September 30, 2014 was $32.8 million and $25.7 million, respectively. During the second quarter of fiscal 2015, an impairment loss associated with the pending sale was recognized in the amount of $18.9 million as a result of the re-measurement of net assets to reflect fair market value. In addition, the change in fair value of derivative instruments for the three months ended September 30, 2014 was $8.5 million, an increase from the $1.1 million reported in the prior comparable quarter.

HES FINANCING

HES, through a subsidiary, entered into a US$30 million financing agreement to assist with the construction of certain solar projects.  The credit facility matures on August 1, 2015 with no prepayment permitted, bearing interest, and payable quarterly, at U.S. prime plus 6.9% or Eurodollar plus 7.9%. As at September 30, 2014, HES had drawn $13.9 million under this financing and had an additional $13.7 million owing under term loans, which were used to satisfy prior construction loans. The term loans bear interest at 8% and mature in May and June 2019.

As at September 30, 2014, HES has $9.6 million owing under a 15-year term loan used to satisfy prior construction loans. This term loan bears interest at approximately 11% and can be repaid in cash or through the issuance of Solar Renewable Energy Credits (“SRECs”) generated by the underlying projects. If Just Energy elects to repay the term loan with SRECs, the SRECs will be valued at the greater of their market value and a range of $325 to $410 per SREC. In addition, during the six months ended September 30, 2014, HES received approximately $0.8 million from a minority shareholder. Under this arrangement, HES receives the majority of the tax benefits associated with the solar division and the minority shareholder receives the majority of the cash generated from these projects. All debt is transferred with the sale of HES.

Liquidity and capital resources
SUMMARY OF CASH FLOWS
(thousands of dollars)
	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Sept 30, 2014	Sept 30, 2013	Sept 30, 2014	Sept 30, 2013
Operating activities	$12,307	$3,185	$566	$31,637
Investing activities	(11,042)	(8,012)	(20,812)	(14,955)
Financing activities, excluding dividends	21,800	20,382	88,736	21,477
Effect of foreign currency translation	114	1,086	(9)	1,050
Increase in cash before distributions	23,179	16,641	68,481	39,209
Dividends/distributions (cash payments)	(17,618)	(29,576)	(47,198)	(56,345)
Increase (decrease) in cash	5,561	(12,935)	21,283	(17,136)
Increase (decrease) in cash from discontinued operations and cash reclassified to assets held for sale	(845)	1,234	(11,863)	832
Cash and cash equivalents – beginning of period	25,105	33,895	20,401	38,498
Cash and cash equivalents – end of period	$29,821	$22,194	$29,821	$22,194

OPERATING ACTIVITIES

Cash inflow from continuing operating activities for the three months ended September 30, 2014 was $12.3 million, compared with $3.2 million in the prior comparable quarter. The increase is due to an improved working capital position and increased gross margin quarter over quarter. For the six months ended September 30, 2014, cash inflow from continuing operating activities was $0.6 million, a significant decrease from $31.6 million reported for the prior comparable period due to the decreases in net working capital.

INVESTING ACTIVITIES

Just Energy purchased capital assets totalling $0.5 million during the second quarter of the current fiscal year, an increase from $0.3 million in the second quarter of fiscal 2014. Contract initiation cost additions amounted to $8.0 million for the three months September 30, 2014, an increase from $7.1 million recorded in the prior comparable quarter. The increase is a result of customer additions in the commercial sales channels, where commissions are paid upfront and then amortized over the period when the related revenue is recognized.

FINANCING ACTIVITIES

Financing activities, excluding dividends, relates primarily to the issuance and repayment of long-term debt. During the three months ended September 30, 2014, $88.6 million in long-term debt was issued. Repayments of long-term debt amounted to $64.5 million for the three months ended September 30, 2014. In the prior comparable quarter, $153.6 million was issued in long-term debt while $131.8 million was repaid, related to credit facility borrowings.

As of September 30, 2014, Just Energy had a credit facility of $290 million expiring on October 2, 2015. Reduced expenditures and expected higher cash flow due to improved operating performance as well as the sale of NHS and HES should reduce the need for credit facility funding of working capital. Management expects overall funding requirements will be reduced significantly and the Company can achieve financing cost savings through carrying a smaller credit facility going forward.

Just Energy’s liquidity requirements are driven by the delay from the time that a customer contract is signed until cash flow is generated. For residential customers signed by independent contractors, approximately 60% of the commission payment is made following reaffirmation or verbal verification of the customer contract, with most of the remaining 40% being paid after the energy commodity begins flowing to the customer. Margins associated with these customers are realized over the term of the contract. For commercial customers, commissions are paid either as the energy commodity flows throughout the contract or partially upfront once the customer begins to flow.

The elapsed period between the time a customer is signed and receipt of the first payment from the customer varies with each market. The time delays per market are approximately two to nine months. These periods reflect the time required by the various LDCs to enroll, flow the commodity, bill the customer and remit the first payment to Just Energy. In Alberta, Georgia, Texas and for commercial direct-billed customers, Just Energy receives payment directly.

DIVIDENDS

Due to the dividend reinvestment plan (“DRIP”), a portion of dividends declared are not paid in cash. Under the program, shareholders can elect to receive their dividends in shares at a 2% discount on the prevailing market price rather than the cash equivalent. For the six months ended September 30, 2014, dividends paid in shares under the DRIP amounted to $2.3 million, a decrease from $5.2 million of dividends paid in shares during the prior comparable period.

During the three months ended September 30, 2014, Just Energy paid cash dividends to its shareholders and holders of restricted share grants, performance bonus grants and deferred share grants in the amount of $17.6 million, compared to $29.6 million in the prior comparable period. For the six months ended September 30, 2014, cash dividends were $47.2 million, a decrease from $56.3 million paid in dividends in the prior comparable period, due to the reduction in the annual dividend from $0.84 to $0.50 subsequent to the June 2014 dividend.

Balance sheet as at September 30, 2014, compared to March 31, 2014

Cash increased from $20.4 million as at March 31, 2014 to $29.8 million as of September 30, 2014. The utilization of the credit facility increased from $69.5 million as at March 31, 2014 to $163.1 million at September 30, 2014. The increase in the utilization of the credit facility is a result of funding normal seasonal working capital requirements.

As at September 30, 2014, trade receivables and unbilled revenue amounted to $358.7 million and $229.8 million, respectively, compared to March 31, 2014, when the trade receivables and unbilled revenue amounted to $427.0 million and $170.7 million, respectively. Trade payables have decreased from $485.5 million to $470.8 million during the first half of fiscal 2015. The decrease in trade receivables and unbilled revenue and trade payables is a result of seasonality in the business.

In Ontario and Michigan, more gas has been delivered to LDCs than consumed by customers, resulting in gas delivered in excess of consumption and deferred revenue positions of $18.3 million and $25.5 million, respectively, as at September 30, 2014. In Manitoba and Quebec more gas has been consumed by customers than Just Energy has delivered to the LDCs. As a result, Just Energy has recognized an accrued gas receivable and accrued gas payable for $5.1 million and $3.2 million, respectively, as at September 30, 2014. These amounts decreased from $48.6 million and $34.6 million, respectively, as at March 31, 2014 as a result of the seasonality of gas consumption. In addition, gas in storage increased from $2.4 million as at March 31, 2014 to $33.2 million as at September 30, 2014 due to the seasonality of gas storage.

Other assets and other liabilities relate entirely to the fair value of the financial derivatives. The mark to market gains and losses can result in significant changes in profit and, accordingly, shareholders’ equity from year to year due to commodity price volatility. Given that Just Energy has purchased this supply to cover future customer usage at fixed prices, management believes that these non-cash quarterly changes are not meaningful.

Intangible assets include the goodwill and acquired customer contracts, as well as other intangibles such as brand, broker network and information technology systems, primarily related to the acquisitions in 2009, 2010 and 2011. The total intangible asset balance decreased to $347.6 million as at September 30, 2014, from $404.9 million as at March 31, 2014, as a result of amortization and the classification of NHS as held for sale during fiscal 2015.

Long-term debt (excluding the current portion) has decreased from $930.0 million as at March 31, 2014 to $811.8 million at September 30, 2014, primarily as a result of classifying the Home Services division as held for sale.

Debt and financing for continuing operations
(thousands of dollars)
	September 30, 2014	March 31, 2014

Just Energy credit facility	$163,120	$69,500
$105 million senior unsecured note	105,000	105,000
NHS financing	-	272,561
$330m convertible debentures	307,950	304,458
$100m convertible debentures	90,415	89,430
US$150m convertible bonds	152,783	149,572

JUST ENERGY CREDIT FACILITY

As of September 30, 2014, Just Energy held a $290 million credit facility to meet working capital requirements. The current syndicate of lenders includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, Toronto-Dominion Bank, The Bank of Nova Scotia, HSBC Bank Canada and Alberta Treasury Branches. The term of the credit facility expires on October 2, 2015.

Under the terms of the credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees that vary between 2.88% and 4.00%, prime rate advances at rates of interest that vary between bank prime plus 1.88% and 3.00%, and letters of credit at rates that vary between 2.88% and 4.00%. Interest rates are adjusted quarterly based on certain financial performance indicators.

Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates, excluding, among others, NHS, HES and the U.K. operations and secured by a pledge of the assets of Just Energy and the majority of its operating subsidiaries and affiliates. Just Energy is required to meet a number of financial covenants under the credit facility agreement. During the period, the Company requested and received amendments with respect to covenants within the credit facility. As at September 30, 2014, all of the covenants had been met.

$105M SENIOR UNSECURED NOTE

The $105m senior unsecured note bears interest at 9.75% and matures in June 2018. The $105m senior unsecured note is subject to certain financial and other covenants. As of September 30, 2014, all of these covenants have been met.

In conjunction with the covenant requirements associated with the issuance of senior unsecured notes, the following represents select financial disclosure for the “Restricted Subsidiaries” as defined within the Note Indenture, which generally excludes NHS, HES and the U.K. operations.

	Three months	Six months
	ended	ended
	Sept. 30	Sept. 30
	2014	2014
Base EBITDA	$29,148	$60,059
Selling and marketing expenses to add gross margin	17,171	37,479
Share-based compensation	2,724	4,270
Maintenance capital expenditures	5,678	7,938

$330M CONVERTIBLE DEBENTURES

To fund an acquisition in May 2010, Just Energy issued $330 million of convertible extendible unsecured subordinated debentures. The $330m convertible debentures bear an interest rate of 6% per annum payable semi-annually in arrears on June 30 and December 31 in each year, with maturity on June 30, 2017. Each $1,000 of principal amount of the $330m convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 shares of Just Energy, representing a conversion price of $18 per share.

Prior to June 30, 2015, the debentures may be redeemed by Just Energy, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On or after June 30, 2015, and prior to the maturity date, the debentures may be redeemed by Just Energy, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

$100M CONVERTIBLE DEBENTURES

On September 22, 2011, Just Energy issued $100 million of convertible unsecured subordinated debentures, which were used to fund an acquisition in October 2011. The $100m convertible debentures bear interest at an annual rate of 5.75%, payable semi-annually on March 31 and September 30 in each year, and have a maturity date of September 30, 2018. Each $1,000 principal amount of the $100m convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption, into 56.0 common shares of Just Energy, representing a conversion price of $17.85 per share.

After September 30, 2014, and prior to September 30, 2016, the $100m convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares of Just Energy on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the date on which the notice of redemption is given is at least 125% of the conversion price. On or after September 30, 2016, the $100m convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

$150M CONVERTIBLE BONDS

On January 29, 2014, Just Energy issued US$150 million of European-focused senior convertible unsecured convertible bonds, and the net proceeds were used to redeem Just Energy’s outstanding $90m convertible debentures due September 30, 2014 and to pay down Just Energy’s credit line. The $150m convertible bonds bear interest at an annual rate of 6.5%, payable semi-annually in arrears in equal installments on January 29 and July 29 in each year. The maturity date of the $150m convertible bonds is July 29, 2019.

A Conversion Right in respect of a bond may be exercised, at the option of the holder thereof, at any time (the “Conversion Period”) (subject to any applicable fiscal or other laws or regulations and as hereinafter provided) from May 30, 2014 (being the date falling four months and one day after the closing date) to the close of business on the business day falling 22 business days prior to the final maturity date. The initial conversion price is US$9.3762 per common share (being C$10.2819 translated into US$ at the fixed exchange rate) but is subject to adjustments.

Contractual obligations

In the normal course of business, Just Energy is obligated to make future payments for contracts and other commitments that are known and non-cancellable.

PAYMENTS DUE BY PERIOD
(thousands of dollars)
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Trade and other payables	$470,753	$470,753	$-	$-	$-
Long-term debt (contractual cash flow)	866,215	95	493,120	373,000	-
Interest payments	175,392	46,710	93,414	35,268	-
Premises and equipment leasing	23,385	6,063	8,669	4,974	3,679
Long-term gas and electricity contracts	3,711,462	1,857,728	1,523,554	323,618	6,562

	$5,247,207	$2,381,349	$2,118,757	$736,860	$10,241

OTHER OBLIGATIONS

In the opinion of management, Just Energy has no material pending actions, claims or proceedings that have not been included in either its accrued liabilities or in the consolidated financial statements.  In the normal course of business, Just Energy could be subject to certain contingent obligations that become payable only if certain events were to occur. The inherent uncertainty surrounding the timing and financial impact of any events prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings.

Transactions with related parties

Just Energy does not have any material transactions with any individuals or companies that are not considered independent of Just Energy or any of its subsidiaries and/or affiliates.

Off balance sheet items

The Company has issued letters of credit in accordance with its credit facility totalling $120.0 million to various counterparties, primarily utilities in the markets it operates in, as well as suppliers.

Pursuant to separate arrangements with several bond agencies, The Hanover Insurance Group and Charter Brokerage LLC, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at September 30, 2014 were $41.1 million.

Critical accounting estimates

The consolidated financial statements of Just Energy have been prepared in accordance with IFRS. Certain accounting policies require management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, cost of sales, selling and marketing, and administrative expenses. Estimates are based on historical experience, current information and various other assumptions that are believed to be reasonable under the circumstances. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

The following assessment of critical accounting estimates is not meant to be exhaustive. Just Energy might realize different results from the application of new accounting standards promulgated, from time to time, by various rule-making bodies.

IMPAIRMENT OF NON-FINANCIAL ASSETS

Just Energy performed its annual impairment test as at March 31, 2014. Just Energy considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. As at March 31, 2014, the market capitalization of Just Energy was above the book value of its equity, indicating that a potential impairment of goodwill and intangibles with indefinite lives does not exist.

The recoverable amount of each of the units has been determined based on a value-in-use calculation using cash flow projections from financial budgets covering a five-year period. The projections for fiscal 2015 have been approved by the Audit Committee; the assumptions used in the following years have been approved by senior management. The calculation of the value-in-use for each unit is most sensitive to the following assumptions:

•	Customer consumption assumptions used in determining gross margin;
•	New customer additions, attrition and renewals;
•	Selling and marketing costs;
•	Discount rates; and
•	Growth rates used to extrapolate cash flows beyond the budget period.

The gross margin and customer consumption included in the financial projections is based on normal weather. Management has estimated normal weather based on historical weather patterns covering 10 to 30 years. In the past, weather has deviated from normal, which can impact the expected performance of the Company. Past experience has shown that deviations from normal weather can have an impact of up to $35 million on expected margins. Derivative instruments are used to mitigate the risk of weather deviating from normal and are entered into prior to the start of a peak consumption season (winter and summer for gas and electricity markets, respectively). An average customer consumption growth rate of 3% was used in the projections. A 5% decrease in the consumption assumptions would not have an impact on the results of the impairment test.

New customer additions and attrition and renewal rate estimates are based on historical results and are adjusted for new marketing initiatives that are included in the budget. A 3% average increase in the overall customer base was used in the projections. A 5% decrease annually in the overall customer base would not have an impact on the results of the impairment test.

Selling and marketing costs fluctuate with customer additions, renewals and attrition. Selling and marketing costs used in the financial forecast are based on assumptions consistent with the above new customer additions, renewals and attritions. Rates used are based on historical information and are adjusted for new marketing initiatives included in the budget. An average increase of 3% was applied to selling costs in the projections. A further 5% increase annually in selling and marketing costs would not have an impact on the results of the impairment test.

Discount rates represent the current market assessment of the risks specific to the Company, regarding the time value of money and individual risks of the underlying assets. The discount rate calculation is based on the specific circumstances of Just Energy and its operating segments and is derived from its weighted average cost of capital (“WACC”). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by Just Energy’s investors and the cost of debt is based on the interest bearing borrowings the Company is obliged to service. Just Energy used a discount rate of 11%. A 5% increase in the WACC would not have an impact on the results of the impairment test.

In addition to the above assumptions, the expected forecasted performance assumes that there will not be any new legislation that will have a negative impact on Just Energy’s ability to market our products in the jurisdictions in which it currently operates. Any changes in legislation would only impact the respective jurisdiction. This item is out of the control of management and cannot be predicted. Management has used all information available to prepare its financial projections.

DEFERRED TAXES

In accordance with IFRS, Just Energy uses the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are recognized on the differences between the carrying amounts of assets and liabilities and their respective income tax basis.

Preparation of the consolidated financial statements involves determining an estimate of, or provision for, income taxes in each of the jurisdictions in which Just Energy operates. The process also involves making an estimate of taxes currently payable and taxes expected to be payable or recoverable in future periods, referred to as deferred income taxes. Deferred income taxes result from the effects of temporary differences due to items that are treated differently for tax and accounting purposes. The tax effects of these differences are reflected in the consolidated statements of financial position as deferred income tax assets and liabilities. An assessment must also be made to determine the likelihood that our future taxable income will be sufficient to permit the recovery of deferred income tax assets. To the extent that such recovery is not probable, deferred income tax assets must be reduced. The reduction of the deferred income tax asset can be reversed if the estimated future taxable income improves. No assurances can be given as to whether any reversal will occur or as to the amount or timing of any such reversal. Management must exercise judgment in its assessment of continually changing tax interpretations, regulations and legislation to ensure deferred income tax assets and liabilities are complete and fairly presented. Assessments and applications differing from our estimates could materially impact the amount recognized for deferred income tax assets and liabilities.

Deferred income tax assets of $8.4 million and $1.7 million have been recorded on the consolidated statements of financial position as at September 30, 2014 and March 31, 2014, respectively. These assets primarily relate to mark to market losses on our derivative financial instruments. Management believes there will be sufficient taxable income that will permit the use of these future tax assets in the tax jurisdictions where they exist.  When evaluating the future tax position, Just Energy assesses its ability to use deferred tax assets based on expected taxable income in future periods. As at September 30, 2014, a valuation allowance of $74.1 million was taken against the Company’s deferred tax assets in the U.S. If the Company’s taxable income is higher than expected these deferred tax assets will be used.

Deferred income tax liabilities of $32.9 million have been recorded on the consolidated statements of financial position as at March 31, 2014. These liabilities are primarily due to the excess of the book value of property, plant and equipment over their tax basis. Included in the liability held for sale is a deferred tax liability of $40.8 million.

Fluctuations in deferred tax balances are primarily driven by changes in the fair value of derivative financial instruments. Any increase or decrease in the fair value of the derivative financial instruments will decrease or increase the net tax asset position by the effective tax rate of the entity.

SUBSIDIARIES

Subsidiaries that are not wholly owned by Just Energy require judgment in determining the amount of control that Just Energy has over that entity and the appropriate accounting treatments. In these consolidated financial statements, management has determined that Just Energy controls Just Ventures and, therefore, has treated the 50% that is not owned by Just Energy as a non-controlling interest.

USEFUL LIFE OF KEY PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

Each significant component is depreciated over its estimated useful life. A component can be separately identified as an asset and is expected to provide a benefit of greater than one year. Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, existing long-term sales agreements and contracts, current and forecasted demand, the potential for technological obsolescence and regulations. The useful lives of property, plant and equipment and depreciation rates used are reviewed at least annually to ensure they continue to be appropriate.

Depreciation and amortization expense from continuing operations for the three and six months ended September 30, 2014, the consolidated statements of loss was $19.3 million and $37.2 million, respectively, compared with $16.5 million and $33.8 million for the three and six months ended September 30, 2013.

Fair value of financial instruments and risk management

Just Energy has entered into a variety of derivative financial instruments as part of the business of purchasing and selling gas, electricity and JustGreen supply. Just Energy enters into contracts with customers to provide electricity and gas at fixed prices and provide comfort to certain customers that a specified amount of energy will be derived from green generation or carbon destruction. These customer contracts expose Just Energy to changes in market prices to supply these commodities. To reduce the exposure to the commodity market price changes, Just Energy uses derivative financial and physical contracts to secure fixed-price commodity supply to cover its estimated fixed-price delivery or green commitment.

Just Energy’s objective is to minimize commodity risk, other than consumption changes, usually attributable to weather. Accordingly, it is Just Energy’s policy to hedge the estimated fixed-price requirements of its customers with offsetting hedges of natural gas and electricity at fixed prices for terms equal to those of the customer contracts. The cash flow from these supply contracts is expected to be effective in offsetting Just Energy’s price exposure and serves to fix acquisition costs of gas and electricity to be delivered under the fixed-price or price-protected customer contracts. Just Energy’s policy is not to use derivative instruments for speculative purposes.

Just Energy’s U.S. and U.K. operations introduce foreign exchange-related risks. Just Energy enters into foreign exchange forwards in order to hedge its exposure to fluctuations in cross border cash flows.

The consolidated financial statements are in compliance with IAS 32, Financial Instruments: Presentation; IAS 39, Financial Instruments: Recognition and Measurement; and IFRS 7, Financial Instruments: Disclosure. Effective July 1, 2008, Just Energy ceased the utilization of hedge accounting.  Accordingly, all the mark to market changes on Just Energy’s derivative instruments are recorded on a single line on the consolidated income statement. Due to commodity volatility and to the size of Just Energy, the quarterly swings in mark to market on these positions will increase the volatility in Just Energy’s earnings.

The Company’s financial instruments are valued based on the following fair value (“FV”) hierarchy:

Level 1

The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted unadjusted market prices.

Level 2

Fair value measurements that require inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, inputs must be substantially observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed-for-floating swaps under Level 2.

Level 3

Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the electricity supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the FV hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: i) Commodity (predominately NYMEX), ii) Basis and iii) Foreign exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves only extend 12 to 15 months into the future. In order to calculate basis curves for the remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3. The carrying value of discontinued operations is adjusted to the fair value less costs to sell based on managements expected selling prices.

Fair value measurement input sensitivity

The main cause of changes in the fair value of derivative instruments are changes in the forward curve prices used for the fair value calculations. Below is a sensitivity analysis of these forward curves. Other inputs, including volatility and correlations, are driven off historical settlements.

Commodity price risk

Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits, most importantly, thresholds for open positions in the gas and electricity portfolios which also feed a Value at Risk limit. Should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, and volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that shareholder dividends can be appropriately established. Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flows of Just Energy. Just Energy mitigates the exposure to variances in customer requirements that are driven by changes in expected weather conditions, through active management of the underlying portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the degree to which weather conditions deviate from normal.

Commodity price sensitivity – all derivative financial instruments

If all the energy prices associated with derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before income taxes for the six months ended September 30, 2014 would have increased (decreased) by $279.5 million ($275.5 million) primarily as a result of the change in fair value of Just Energy’s derivative instruments.

Commodity price sensitivity – Level 3 derivative financial instruments

If the energy prices associated with only Level 3 derivative instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before income taxes for the six months ended September 30, 2014 would have increased (decreased) by $259.0 million ($256.1 million) primarily as a result of the change in fair value of Just Energy’s derivative instruments.

RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The allowance for uncollectible accounts reflects Just Energy’s best estimates of losses on the accounts receivable balances. Just Energy determines the allowance for doubtful accounts on customer receivables by applying loss rates based on historical results to the outstanding receivable balance. Just Energy is exposed to customer credit risk on its continuing operations in Alberta, Texas, Illinois, British Columbia, New York, Massachusetts, California, Michigan, Georgia and commercial direct-billed accounts in British Columbia, New York and Ontario. Credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all the above markets.

Revenues related to the sale of energy are recorded when energy is delivered to customers. The determination of energy sales to individual customers is based on systematic readings of customer meters generally on a monthly basis. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated, and corresponding unbilled revenue is recorded. The measurement of unbilled revenue is affected by the following factors: daily customer usage, losses of energy during delivery to customers and applicable customer rates.

Increases in volumes delivered to the utilities’ customers and favourable rate mix due to changes in usage patterns in the period could be significant to the calculation of unbilled revenue.  Changes in the timing of meter reading schedules and the number and type of customers scheduled for each meter reading date would also have an effect on the measurement of unbilled revenue; however, total operating revenues would remain materially unchanged.

Just Energy common shares

As at November 12, 2014, there were 145,603,433 common shares of Just Energy outstanding.

Normal course issuer bid

During the 12-month period beginning March 17, 2014 and ending March 16, 2015, Just Energy has the ability to make a normal course issuer bid to purchase for cancellation up to $33 million of the $330m convertible debentures, representing approximately 10% of the public float. The daily limit is $105,465. As of November 12, 2014, Just Energy has not repurchased any of the convertible debentures for cancellation.

Legal proceedings

The State of California has filed a number of complaints with the Federal Energy Regulatory Commission (“FERC”) against many suppliers of electricity, including Commerce Energy Inc. (“CEI”), a subsidiary of the Company, with respect to events stemming from the 2001 energy crisis in California. The suppliers involved in the claim include entities which owned generation facilities and those that did not own generation facilities. Pursuant to the complaints, the State of California is challenging the FERC’s enforcement of its market-based rate system. Although CEI did not own generation facilities, the State of California claims as to CEI, as well as other suppliers that also did not own generation facilities, include that CEI was unjustly enriched by the run-up in charges caused by the alleged market manipulation of other market participants. On March 18, 2010, the assigned Administrative Law Judge granted a motion to strike the claim for all parties in one of the complaints (in favour of the suppliers), holding that California did not prove that the reporting errors masked the accumulation of market power. California has appealed the decision. On June 13, 2012, FERC denied the plaintiff’s request for a rehearing, affirming its initial decision. California has appealed to the United States District Courts for the Ninth Circuit and this appeal remains pending. CEI continues to vigorously contest this matter.

In December 2012, NHS was served with a statement of claim from the Ontario Superior Court Justice by Reliance Comfort Limited Partnership (“Reliance”) seeking damages in the amount of $60 million and related declaratory and injunctive relief, based on allegations that NHS engaged in unfair trade practices and misleading representations in its marketing and sale of water heaters. Reliance also made a formal complaint to the Competition Bureau in Canada with similar allegations. NHS believes the action and complaint are attempts by Reliance to deflect attention from allegations of anti-competitive conduct made against Reliance by the Commissioner of Competition (the “Commissioner”). Following a formal investigation, on December 20, 2012, the Commissioner brought applications against Reliance and Direct Energy alleging that each company was abusing its dominant position through conduct that intentionally suppresses competition and restricts consumer choice. On September 11, 2013, Reliance amended its claim and added the Company as a defendant. The Company believes that it is not a proper defendant in the proceedings and that the allegations against it are a continued attempt by Reliance to deflect attention from the Commissioner’s allegation of anti-competitive conduct made against it. NHS and the Company will vigorously defend themselves against the action and NHS has counterclaimed for $60 million in damages for claims of misleading advertising, breaches of the Competition Act (Canada), breaches of the Consumer Protection Act and defamation. In response to the formal complaint by Reliance, the Commissioner has commenced an inquiry with respect to NHS and its competitors.

In August 2013, Fulcrum Power Services L.P. (“FPS”) filed a lawsuit against the Company, Just Energy (US) Corp., and Fulcrum, for up to $20 million in connection with Fulcrum failing to achieve an earn-out target under the purchase and sales agreement dated August 24, 2011 for the purchase of Fulcrum from FPS. FPS alleges that the Company conducted itself in a manner that was intended to or reasonably likely to reduce or avoid the achievement of the earn-out target. In October 2013, the Company’s motion to compel arbitration was successful. Just Energy will continue to vigorously defend itself against this claim through the arbitration process.

In March 2012, Davina Hurt and Dominic Hill filed a lawsuit against Commerce Energy Inc. (“CEI”), Just Energy Marketing Corp., and the Company (collectively referred to as “Just Energy”) in the Ohio federal court claiming entitlement to payment of minimum wage and overtime under Ohio wage claim laws and the federal Fair Labor Standards Act (“FLSA”) on their own behalf and similarly situated door-to-door sale representatives who sold for Commerce in certain regions of the United States.  The Court granted the plaintiffs’ request to certify the lawsuit as a class action. Approximately 1,800 plaintiffs opted-in to the federal minimum wage and overtime claims, and approximately 8,000 plaintiffs were certified as part of the Ohio state overtime claims. A jury trial on the liability phase was completed on October 6, 2014. The jury reached a verdict that supports the plaintiffs’ class and collective action that certain individuals were not properly classified as outside salespeople in order to qualify for an exemption under the minimum wage and overtime requirements pursuant to the FLSA and Ohio wage and hour laws. Potential amounts owing have yet to be determined and will be subject to a separate proceeding. Just Energy disagrees with the result and is of the opinion that it is not supported by existing law and precedent. Just Energy strongly believes it complied with the law, continues to vigorously defend the claims and intends to appeal adverse findings.

Controls and procedures

As of September 30, 2014, the Co-Chief Executive Officers (“Co-CEOs”) and Chief Financial Officer (“CFO”) of the Company, along with the assistance of senior management, have designed disclosure controls and procedures to provide reasonable assurance that material information relating to Just Energy is made known to the Co-CEOs and CFO, and have designed internal controls over financial reporting based on the Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS.

During the three and six months ended September 30, 2014, there were no changes in Just Energy’s internal controls over financial reporting that occurred that have significantly affected, or are reasonably likely to significantly affect, the Company’s internal controls over financial reporting.

Corporate Governance

Just Energy is committed to maintaining transparency in its operations and ensuring its approach to governance meets all recommended standards. Full disclosure of Just Energy’s compliance with existing corporate governance rules is available at www.justenergygroup.com and is included in Just Energy’s May 28, 2014 Management Proxy Circular. Just Energy actively monitors the corporate governance and disclosure environment to ensure timely compliance with current and future requirements.

Outlook

The second quarter of fiscal 2015 showed continued operating performance ahead of the budgeted levels used in developing the Company’s guidance for the year. Most important to Just Energy’s outlook is continued record levels of gross and net customer additions. The second quarter saw customer additions of 354,000, the highest reported for a second quarter in the Company’s history. Combining this with record first quarter additions and a slight improvement in attrition and renewals, net customer additions were 194,000 for the first half of fiscal 2015, up 94% year over year, the highest six-month total since the introduction of our Commercial business in fiscal 2011. Net additions for the entirety of fiscal 2014 were 188,000. All sales channels are seeing success with current market conditions of gas price volatility and utility projections of higher electricity prices. Management expects volatility in gross additions in coming quarters. However the continuation of this trend will be very positive for expected future results.

Net additions and relevant margins are the main drivers of expected Base EBITDA growth in the year following the additions. Consumer customers added through door-to-door sales channels generate effectively no EBITDA in the first year as the cost of their aggregation is expensed in that period. The following periods have full margin and no aggregation costs to offset. The low single-digit Base EBITDA growth forecast for fiscal 2015 is based on the 188,000 net additions seen last year.

For the six months to date, Base EBITDA is up 26% year over year reflecting both stronger additions and positive operating results in both the Consumer division and the Commercial division.

Gross margin was up 17% for both the three and six months ended September 30, 2014, compared to a 7% growth in the customer base in the past year. Improved margins were seen in both divisions. The Company has focused on improving Commercial division profitability and saw new and renewed per customer annual margins at $80/RCE, up from $72/RCE a year ago and $66/RCE in the first quarter of fiscal 2015. This quarter represents the first time in two years that both the Consumer and Commercial divisions added customers at annual margins higher than that of customers lost. Commercial margins are more volatile as they are subject to greater competitive pressures however this trend is positive for the profitability of future periods as these new customers flow.

Administrative costs were up 30% in the quarter and 20% for the first half of fiscal 2015. Guidance for fiscal 2015 anticipated double-digit growth in administrative costs to allow higher costs to serve the growing customer base and for expansion in the new U.K. market. The second quarter saw approximately $4 million in legal costs and provisions regarding the Hurt litigation. Without these legal related costs, administrative expense would have been close to management’s expectations.

Selling and marketing costs were up 13% and 11% for the three and six months ended September 30, 2014, respectively. Customer additions were up 9% and 16% for second quarter and first half of fiscal 2015, respectively. Two conflicting factors are driving selling and marketing expense. Costs are lowered by the use of residual-based commission channels such as commercial brokers and internet sales. Selling and marketing costs are higher when the contract initiation costs for commercial customers capitalized in past periods are amortized in the current period.

Bad debt expense was up 18% in the second quarter and 25% for year-to-date in fiscal 2015. This reflects growth in customers where Just Energy bears credit risk and the seasonal high credit losses normally seen in the first and second quarters when Texas electricity customers see their highest bills. The Company expects that bad debt expense (2.3% for the six months ended September 30, 2014, up from 2.1% a year prior) will remain in the 2% to 3% range used in forecasts.

These operating items resulted in Base EBITDA of $31.7 million and $61.9 million for the three and six months ended September 30, 2014, respectively. While the third and fourth quarters are seasonally the most important to Just Energy results, in light of these two quarters, management has reaffirmed its comfort with Base EBITDA guidance for the fiscal year of $163 million to $173 million. Management believes that the third and fourth quarters will see results that will bring full-year growth closer to the single-digit range upon which the guidance was predicated.

Compared to fiscal 2014, Base Funds from operations was up 1% and 16% for the three and six months ended September 30, 2014, respectively. The increase was less than the increase in Base EBITDA largely due to higher finance costs and tax expense. Finance costs are expected to remain flat until such time as the NHS transaction closes and cash proceeds are used to reduce debt. Cash taxes are expected to be nominal for the remainder of fiscal 2015.

The payout ratio based on the current $0.50 annual dividend was 78% in the second quarter down from 131% on an annual $0.84 dividend a year ago. Pro-forma payout ratio based on the $0.50 dividend is 79% for the past 12 months. The Company’s long-term objective is a payout ratio under 65%. Improved operating performance and repayment of debt are expected to contribute to the realization of that target.

Debt reduction is a clearly stated priority of management. Just Energy is in the process of completing the sale of NHS which will substantially reduce long term debt. The Company has a long-term target ratio of no more than four times Base EBITDA to total debt.  As at September 30, 2014, the ratio was 4.3 times, down from a ratio of 6.2 times a year earlier largely due to the exclusion of NHS debt. Management expects continued reductions in debt based on the final proceeds of the NHS sale and a annual payout ratio of under 100% going forward.

Just Energy retains a strong interest in participating in the sale of solar energy to residential homeowners. Such a product offering would be well suited for sale through the Just Energy sales force. The second quarter saw accelerating green demand with 31% of new residential contracts signed taking JustGreen supply averaging 87% of consumption. This represents 202,000 green customers added in the past year. Residential solar sales at a fraction of current JustGreen levels would place Just Energy in a leading market position in this segment. The Company is exploring methods of offering residential solar without the incurrence of material new debt. The Company will provide shareholders with regular updates as to progress as it continues to review possible options for entry into this market